June 5, 2007

Mr. William Choi, Accounting Branch Chief
U.S. Securities and Exchange Commission	BY EDGAR AND OVERNIGHT DELIVERY
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Best Buy Co., Inc.
Form 10-K for the Fiscal Year Ended February 25, 2006, filed May 10, 2006 (“Form 10-K”)
File No. 1-09595

Dear Mr. Choi:

On behalf of Best Buy Co., Inc. (“Best Buy”, “we”, “us”, or “our”), I am pleased to submit this second response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced Form 10-K, as set forth in your letter dated April 12, 2007.  These additional responses reflect our telephonic discussion on April 25, 2007.  For convenience, the staff’s numbered comments from your April 12, 2007 letter are again shown below in bold text, followed by Best Buy’s responses.

To assist the staff with its review, we will separately deliver a copy of this letter to you and Mr. Blume by overnight mail.

1.              We have reviewed your response to prior comment 1 in our letter dated March 2, 2007.  Please tell us the extent to which sales of extended service contracts impact your gross profit for the historical annual periods presented.  To the extent that these contracts represent a material portion of your gross profit, we expect you to quantify in dollars and as a percentage of service contract revenues the gross profit from these contracts for each period presented.  Please provide these disclosures regardless of the year-over-year change in gross profit attributable to these service contracts.

During our telephonic discussion on April 25, 2007, we discussed the nature of our extended service contracts and their impact on our revenue.  We also discussed our view that extended service contracts form a part of the complete end-to-end solutions we provide to our customers, and that this view is also consistent with how we manage our business internally.

Based on our telephonic discussion, we agreed to provide additional disclosure concerning the percentage of revenue derived from the sale of extended service contracts.  Accordingly, we made the following disclosure on page 67 in our Annual Report on Form 10-K for the fiscal year ended March 3, 2007, filed on May 2, 2007:

“We sell extended service contracts on behalf of an unrelated third party.  In jurisdictions where we are not deemed to be the obligor on the contract, commissions are recognized in revenue at the time of sale.  In jurisdictions where we are deemed to be the obligor on the contract, commissions are recognized in revenue ratably over the term of the service contract.  Commissions represented 2.2%, 2.5% and 2.6% of revenues in fiscal 2007, 2006 and 2005, respectively.”

We believe that this disclosure appropriately addresses the concerns voiced in our telephonic discussion on April 25, 2007.

2.              We have reviewed your response to prior comment 6 in our letter dated March 2, 2007 and are still considering your interpretation of Rule 5-03(b) of Regulation S-X.  Regardless of the outcome and as required by paragraph 37 of SFAS 131, please disclose revenues from each group of similar products and services based on the financial information used to prepare your financial statements.

During our telephonic discussion on April 25, 2007, you expressed your view that revenue from services should be separately disclosed in accordance with paragraph 37 of SFAS 131.  This disclosure would potentially require us to add one or more groups to our current presentation of segment revenue by product group and to reclassify certain revenue from the four product groups we currently disclose: consumer electronics, home-office, entertainment software, and appliances.

We continue to believe that our current presentation is consistent with the management approach required by SFAS 131.  We believe our current disclosure appropriately reflects how we internally view our business and presents the significant revenue drivers impacting our results of operations.  However, we acknowledge that paragraph 7 of SFAS 131 “requires that an enterprise report certain information about the revenues that it derives from each of its products and services (or groups of similar products and services), regardless of how the enterprise is organized” in order “[t]o provide some comparability between enterprises.”  Accordingly, we are currently analyzing data and holding comprehensive discussions with our Chief Executive Officer, Chief Financial Officer and numerous other key members of management in order to reassess our application of paragraph 37 of SFAS 131.  As part of our reassessment, we are analyzing what revenue should be segregated from our currently disclosed groups and separately disclosed.  We also want to ensure that our external disclosure continues to align properly with management’s view of our business.  We anticipate that our analysis will not be completed prior to the filing of our Quarterly Report on Form 10-Q for the period ended June 2, 2007 (the first quarter of our fiscal 2008) and expect to make any appropriate revisions to our disclosure in future filings on a prospective basis.  To maintain consistency and comparability, we expect that any changes to our disclosure of revenue from these groups for previously reported periods would be reclassified to conform to the new presentation.

3.              We have reviewed your response to prior comment 8 in our letter dated March 2, 2007.  Your response indicates that the vast majority of your sales incentive arrangements with vendors do not meet all of the criteria described in paragraph 5 of EITF 03-10, and consequently, are accounted for under the guidance of EITF 02-16.  Please clarify why you classify vendor reimbursements of mail-in rebates as an increase to revenue as opposed to a reduction of the cost to sell the vendor products as required by paragraph 4 of EITF 02-16.  It appears that your current classification would only be appropriate if the mail-in rebates met all of the criteria described in paragraph 5 of EITF 03-10.

During our telephonic discussion on April 25, 2007, we agreed to provide you with a quantitative assessment of the recorded vendor reimbursement of mail-in rebates within revenue.  Vendor allowances included in revenue for reimbursement of vendor-provided sales incentives were as follows in fiscal 2007, 2006, 2005 and 2004:

$ in millions

	2007	2006	2005	2004
Vendor reimbursement in revenue	$29	$141	$85	$51
Vendor reimbursement as % of total revenue	0.08%	0.46%	0.31%	0.21%

In each of the last four fiscal years, vendor allowances included in revenue for reimbursement of vendor-provided sales incentives were less than one-half of one percent of total revenue.  We believe such amounts were not material to any of the periods presented as defined by SAB Topic 1-M.  We do not anticipate that these amounts will become material in future periods as we are offering fewer mail-in rebates in favor of instant rebates due to consumer preferences.

During our telephonic discussion on April 25, 2007, we also agreed to consider changing the classification of reimbursement of mail-in rebates as revenue to a reduction of cost of goods sold on a prospective basis, beginning in the first quarter of fiscal 2008.  After carefully considering your comment and our telephonic discussion, as well as the guidance in EITF 02-16 and our particular facts and circumstances, we continue to believe that classifying these amounts as revenue is appropriate.  We believe this classification is appropriate under paragraphs 4 and 6 of EITF 02-16 because the cash consideration represents reimbursement of specific, incremental and identifiable costs incurred.  For mail-in rebates, the vendor specifically identifies the product and dollar amount of each rebate that they will reimburse to us after the product is sold to the customer.  As we discussed on April 25, 2007, mail-in rebates differ significantly from instant rebates, where the vendor agreements generally do not specifically dictate the product or dollar amount of instant savings that we will ultimately offer to the consumer.  In other words, we have significant latitude in structuring the instant rebates in order to maximize marketing impact.  Accordingly, the vendor reimbursement received for all instant rebates is presumed to be a reduction of the vendor’s prices under EITF 02-16, and is, therefore, recorded as a reduction of cost of goods sold.

* * * * *

If we can assist with your review of this letter, or if you have any questions on any of the information in this letter, please telephone me at (612) 291-4840.  My fax number is (952) 430-5833.

Sincerely,

/s/ Susan S. Grafton

Susan S. Grafton
Vice President, Controller and Chief Accounting Officer

cc:	Andrew Blume, U.S. Securities and Exchange Commission
Stacy Janiak, Deloitte & Touche LLP
Anne Rosenberg, Robins, Kaplan, Miller & Ciresi L.L.P.